August 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Michael Purcell

Mr. Kevin Dougherty

Mr. John Coleman

Ms. Joanna Lam

Mr. Craig Arakawa

Re:	Brazil Potash Corp.

Initial Public Filing of Registration Statement on Form F-1

CIK No. 0001472326

Ladies and Gentlemen:

This letter is submitted on behalf of Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the draft Registration Statement on Form F-1 confidentially submitted by the Company to the Commission on June 8, 2023 (“Amendment No. 3 to the DRS”), as set forth in the Commission’s letter, dated June 29, 2023, addressed to Mr. Matthew Simpson, Chief Executive Officer and a Director of the Company (the “Comment Letter”). The Company is concurrently publicly filing with the Commission, electronically via EDGAR, the Company’s Registration Statement on Form F-1 (the “Initial Public Filing”), which includes changes that reflect responses to the Staff’s comments set forth in the Comment Letter. In addition to addressing the Staff’s comments in the Comment Letter, the Initial Public Filing also includes the financial results and the audited consolidated financial statements of the Company as of and for the years ended December 31, 2023 and 2022, the financial results and the unaudited condensed interim consolidated financial statements of the Company as of March 31, 2024 and for the three months ended March 31, 2024 and 2023, and updates to certain other disclosures therein.

Concurrently, the Company is also publicly filing, electronically via EDGAR, (i) the draft Registration Statement on Form F-1 (the “DRS”), as confidentially submitted to the Commission on August 26, 2022, (ii) Amendment No. 1 to the DRS, as confidentially submitted to the Commission on November 23, 2022, (iii) Amendment No. 2 to the DRS, as confidentially submitted to the Commission on February 13, 2023, (iv) Amendment No. 3 to the DRS, as confidentially submitted to the Commission on June 8, 2023, and (v) the Company’s letters, dated November 23, 2022, February 13, 2023 and June 8, 2023, respectively, as confidentially submitted to the Commission in response to the Staff’s previous comments. The Company currently intends to proceed with the offering in the near future, subject to market conditions and other considerations, including compliance with the requirement set forth in Section 6(e) of the Securities Act of 1933, as amended, which provides that the DRS and all amendments thereto must be publicly filed with the Commission not later than 15 days before the date on which the Company conducts a road show.

U.S. Securities and Exchange Commission

August 20, 2024

The Company respectfully advises the Staff that the Company also intends to register the initial public offering of its common shares (as contemplated under the Initial Public Filing) in Canada by filing a Canadian base PREP prospectus in all provinces and territories of Canada, except Quebec, and in connection with such Canadian registration, the Company submitted a pre-filing application, which included a draft of Amendment No. 3 to the DRS (the “Canadian Pre-Filing Application”), to the Ontario Securities Commission. The Initial Public Filing also includes updates to certain disclosures therein in response to comments from the Ontario Securities Commission to the Canadian Pre-Filing Application.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment in boldfaced print. Unless otherwise indicated, page references in the Staff’s comments refer to Amendment No. 3 to the DRS, and page references in the Company’s responses refer to the Initial Public Filing.

Form DRS/A Submitted June 8, 2023

Description of the Autazes Project and the Autazes Property, page 116

1.	Please revise your registration statement to include the average commodity price used in your financial analysis, as presented on page 116 of your amended filing.

The Company has revised the disclosure in “Description of the Autazes Project and the Autazes Property—Estimated Costs and Economic Analysis—Economic Analysis” (page 122) to include the average commodity price used in the economic analysis for the Autazes Project.

Underwriting

Discounts and Commissions and Expenses, page 176

2.

We note your disclosure that “[i]f all of the Common Shares are not sold after the underwriters have made a reasonable effort to sell the Common Shares at the initial public offering price, the Representative may change the offering price and the other selling terms...” Please explain if your underwriters intend to distribute your common stock at the “initial” public offering price and at such other prices. In this regard, we note your disclosure that the underwriting agreement provides for a firm commitment underwriting and your cover page disclosure of a bona fide estimate of the range of your offering price, consistent with Item 501(b)(3) of Regulation S-K. As you are not eligible for an at-the-market offering, you must fix a price for the duration of the offering.

The Staff’s comments are duly noted. The Company has revised the disclosure in “Underwriting—Discounts and Commissions and Expenses” (page 181) to delete the referenced disclosure. The Company acknowledges that the underwriting agreement will provide for a firm commitment underwriting, and that the initial public offering price of the Common Shares will be fixed for the duration of the offering.

U.S. Securities and Exchange Commission

August 20, 2024

Exhibits

3.

We note your disclosure on the Consulting Agreements with Maria Claudia Guimaraes and Pedra Da Gávea Co., Ltd., a company controlled by William Connell Steers. Please provide these agreements as exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company respectfully advises the Staff that each of Maria Claudia Guimaraes and William Connell Steers will no longer be a director of the Company, and as such, the Company has removed all references to them and their respective consulting agreements with the Company from the Initial Public Filing.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact me at (305) 579-0541; distefanor@gtlaw.com, or William Wong at (415) 655-1280; wongw@gtlaw.com.

Sincerely,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano, Esq.

cc:	Matthew Simpson, Chief Executive Officer, Brazil Potash Corp.

Ryan Ptolemy, Chief Financial Officer, Brazil Potash Corp.

William Wong, Esq., Greenberg Traurig, LLP

Samir A. Gandhi, Esq., Sidley Austin LLP

Daniel A. O’Shea, Esq., Sidley Austin LLP